Exhibit 99.2

SUMMARY

The following summary is not complete and does not contain all the information that you should consider before investing in the Notes. You should read this entire offering memorandum, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes thereto, in conjunction with the attestation report issued by our independent registered public accounting firm as of December 31, 2020 and the unaudited interim consolidated financial statements and related notes as of and for the six months ended June 30, 2021, which is incorporated by reference herein, before making an investment decision.

OVERVIEW

We are a leading carrier-neutral and cloud-neutral data center service provider in China. We have one of the largest carrier-neutral data center networks in China with our 36 self-built data centers and 59 partnered data centers with an aggregate capacity of 62,876 cabinets under our management as of June 30, 2021. We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for Points of Presence (“POPs”) establishment; therefore, the locations and number of our partnered data centers are subject to change from to time. Our data transmission network includes 180 POPs, which are access points from one place to the rest of the internet. Most of our data centers and our POPs are connected across China. Our data centers are concentrated in tier-1 cities and their surrounding regions, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. According to Frost & Sullivan, the continuing drivers for the market demands consist of (i) growing IT outsourcing capacity by enterprises; (ii) implementation of next-generation 5G network and disruptive technologies; (iii) growing data center service demand from China’s cloud service providers and enterprise digital transformation, (iv) supportive government policies, despite the recent regulatory headwinds, (v) customer segments drive data center service demand and (vi) the overall growing trend of generating and processing data and robust growth in data traffic. From 2016 to 2020, China’s carrier-neural data center service market has been growing by a CAGR of 22.2% and is expected to grow by a CAGR of 19.3% from 2020 to 2025. China’s cloud service market has been growing by a CAGR of 38.5% from 2016 to 2020 and is expected to grow by a CAGR of 24.9% from 2020 to 2025. As a leading carrier-neutral and cloud-neutral data center service provider in China, we had a 10.8% market share in the carrier-neutral data center service market in terms of data center service revenues in 2020.

We are a pioneer in the carrier-neutral data center industry in China and commenced our operations in 1999. According to Frost & Sullivan, we are the first carrier-neutral data center service provider in China with infrastructure interconnected with all major network providers, which connect and share data traffic to help scale the rapid development of the early internet industry in China. Based on our partnership with Microsoft to introduce Azure and Office 365 in China in 2013, we are also the first carrier-neutral data center service provider to offer global cloud services in China and our services have helped accelerate the digital transformation of our enterprise customers.

As a carrier-neutral internet infrastructure services provider, our infrastructure is interconnected with the networks operated by all China’s telecommunications carriers, major non-carriers and local internet service providers. The interconnectivity enables each of our data centers to function as a network access point for our customer’s data traffic. In addition, we believe that our proprietary smart routing technology allows us to automatically select an optimized route to direct our customers’ data traffic to ensure fast and reliable data transmission. We believe this advanced interconnectivity within and beyond our network distinguishes ourselves from our competitors and provides an effective solution to address our customers’ needs that arise from inadequate public internet infrastructure and network interconnectivity in China. As a result, businesses are increasingly relying upon internet infrastructure services providers and in particular, carrier-neutral internet infrastructure services providers, to enhance and optimize key elements of their IT and network infrastructure.

We offer managed hosting services to host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We have adopted a “dual-core” strategy to address both retail and wholesale data center market opportunities. Our managed retail services provide different levels of services that are scalable to meet our customers’ needs, from a single cabinet up to megawatt- scale deployments. Our managed wholesale services provide customers with new data center sites constructed and developed by us based on their specified standards. We believe that the scale of our data center footprint and networking assets as well as our carrier- and cloud-neutrality, position us well to capture the vast opportunities in the rapidly expanding market of internet and cloud computing infrastructure services in China.

In addition, we are a first mover among China’s carrier-neutral data center service providers in offering cloud services through partnerships to cover public, private and hybrid cloud scenarios. We provide customized enterprise VPN services and solutions, including software-defined wide area network, or Software-Defined WAN (“SD-WAN”), to enterprises across various industries. These value-added services strengthen our capability to provide quality services and meet our customers’ additional demands.

With a nationwide data center network and comprehensive service offerings, we have attracted a diversified and loyal customer base. As of June 30, 2021, we had approximately 1,300 customers for our managed hosting services and over 6,000 enterprise customers in total. We also enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.3%, 0.5%, 0.3% and 0.1% in 2018, 2019 and 2020 and the six months ended June 30, 2021, respectively.

OUR COMPETITIVE STRENGTHS AND STRATEGIES

We believe that the following key competitive strengths have contributed significantly to our success and differentiate us from our competitors:

•	A pioneer and leader in China’s carrier-neutral IDC market;

•	Strategically located network of premium data centers;

•	Differentiated business model with comprehensive offerings;

•	Highly visible revenue stream from diversified and loyal customer base;

•	In-depth industry expertise with strong engineering capabilities; and

•	Visionary leadership with stellar track record of execution.

Our goal is to strengthen our leadership position in the internet infrastructure service market in China. We intend to achieve our goal by pursuing the following strategies:

•	Accelerate capacity roll-out;

•	All-in “dual-core” strategy and full-stack services;

•	Strengthen customer relationships and attract new customers;

•	Harness the ecosystem to solidify platform play; and

•	Continue to invest in technology.

OUR CORPORATE HISTORY AND STRUCTURE

We commenced our operations in 1999, and through a series of corporate restructurings, set up a holding company, AsiaCloud Inc., or AsiaCloud, in October 2009 under the laws of the Cayman Islands. AsiaCloud was formerly a wholly-owned subsidiary of aBitCool Inc., or aBitCool, a company incorporated under the laws of the Cayman Islands. In October 2010, AsiaCloud effected a restructuring whereby AsiaCloud repurchased all its outstanding shares held by aBitCool and issued ordinary shares and preferred shares to the same shareholders of aBitCool. In connection with the restructuring, AsiaCloud subsequently changed its name to 21Vianet Group, Inc. On October 8, 2021, we changed our name from 21Vianet Group, Inc. to VNET Group, Inc. to promote brand awareness. See “ – Recent Development."

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. We do not have any equity interest in our consolidated affiliated entities. However, as a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We control: (i) 100% of the equity interests in 21Vianet Technology through our subsidiary, 21Vianet Data Center Co., Ltd., or 21Vianet China, which was incorporated in October 2002; (ii) 100% of the equity interests of BJ iJoy following completion of our acquisition of 100% equity interests in iJoy in April 2013; (iii) 100% of the equity interests of WiFire Network through our subsidiary, aBitCool DG, which was incorporated in June 2014; and (iv) 100% of the equity interests of SH Zhiyan and its wholly-owned subsidiary, Shanghai Blue Cloud Technology Co., Ltd. or SH Blue Cloud, through our subsidiary, Shanghai Edge Connect Technology Co., Ltd., or SH Edge Connect, which was incorporated in November 2020. In 2018, 2019, 2020 and the six months ended June 30, 2021, we derived 73.9%, 74.6%, 79.8% and 84.5% of our external revenues from our consolidated affiliated entities, respectively.

The following diagram illustrates our current corporate structure of principal operating entities as of the date of this offering memorandum:

(1)	Mr. Sheng Chen and Mr. Jun Zhang, our co-founders, hold 70% and 30% of the equity interests in 21Vianet Technology, respectively, and are parties to the contractual agreements through which we conduct our operations in China.

(2)	Mr. Sheng Chen, our founder, holds 100% of the equity interests in WiFire Network, and is a party to the contractual agreements through which we conduct our operations in China.

(3)	Mr. Yang Peng and Shanghai Cloud Vianet Network Co., Ltd., or Vianet Network hold 4.9% and 95.1% of the equity interests in BJ iJoy, respectively, and are parties to the contractual agreements through which we conduct our operations in China. Vianet Network is the subsidiary of 21Vianet Technology.

(4)	Shanghai Rongyan Yunqi Technology Co., Ltd. holds 100% of the equity interests in SH Zhiyan.

We issued convertible promissory notes to Goldman Sachs Asia Strategies Pte. Ltd., StoneBridge 2020, L.P. and StoneBridge 2020 Offshore Holdings II, L.P. (collectively “Affiliates of Goldman Sachs Asia Strategic Pte. Ltd.”) in an aggregate principal amount of US$75,000,000 pursuant to a convertible note purchase agreement dated February 19, 2020 between us and Goldman Sachs Asia Strategic Pte. Ltd. As of the date of this offering memorandum, US$36,000,000 have been converted into Class A ordinary shares and US$39,000,000 remains outstanding.

We issued convertible promissory notes to Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. in an aggregate principal amount of US$17,000,000 pursuant to a convertible note purchase agreement dated March 16, 2020 among us, Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. As of the date of this offering memorandum, US$17,000,000 have been converted into Class A ordinary shares.

We issued convertible promissory notes to UBS SDIC Fund Management Co., Ltd, in an aggregate principal amount of US$58,000,000 pursuant to a convertible note purchase agreement dated April 27, 2020 and a convertible note purchase agreement dated June 5, 2020, between us and UBS SDIC Fund Management Co., Ltd. As of the date of this offering memorandum, US$54,000,000.93 have been converted into Class A ordinary shares and US$3,999,999.07 remains outstanding.

We issued a convertible promissory note to Asialeads Capital (Cayman) Limited in an aggregate principal amount of US$50,000,000 pursuant to a convertible note purchase agreement dated February 24, 2020 between us and Asialeads Capital (Cayman) Limited. As of the date of this offering memorandum, US$25,000,000 have been converted into Class A ordinary shares and US$25,000,000 remains outstanding.

We issued an aggregate of 150,000 Series A perpetual convertible preferred shares to Vector Holdco Pte. Ltd. (“Vector Holdco”), BTO Vector Fund ESC (CYM) L.P. (“Vector Fund ESC”) and BTO Vector Fund FD (CYM) L.P. (“Vector Fund FD” and together with Vector Holdco and Vector Fund ESC, collectively, “Affiliates of Vector”) pursuant to an investment agreement (the “Vector Investment Agreement”) dated June 22, 2020 among us, Affiliates of Vector and Blackstone Tactical Opportunities Fund – FD (Cayman) – NQ L.P. As of the date of this offering memorandum, all of the Series A perpetual convertible preferred shares have been converted into Class A ordinary shares.

Summary of Risk Factors

Investors in the Notes are not purchasing debt securities of our subsidiaries or consolidated affiliated entities but instead are purchasing debt securities of a Cayman Islands holding company. VNET Group, Inc. is a Cayman Islands holding company with no equity ownership in its variable interest entities. Such structure involves unique risks to investors in the Notes. You should carefully consider all of the information in this offering memorandum before making an investment in the Notes. In particular, as we are a China-based company with substantial business operations in China, you should pay special attention to subsections headed “Recent Regulatory Developments,” “Holding Company Structure,” and “Risks Related to Doing Business in China,” including but not limited to risk factors such as “uncertainties with respect to the PRC legal system could limit legal protections available to you and us,” and “PRC government has significant oversight over the conduct of our business.” The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. Such risks could result in a material change in our operations. The PRC government also has significant oversight and discretion over the conduct of our business and as such may influence our operations at any time, which could result in a material adverse effect on our operations. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation. Failure to comply with existing or future laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity. Compliance or failure to comply with such laws could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business;

•	We may not be able to successfully implement our growth strategies or manage our growth;

•	We may not be able to increase sales to our existing customers and attract new customers, which would adversely affect our results of operations;

•	Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business; and

•	The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with our variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with our variable interest entities non-compliant with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in our variable interest entities.

•	Our contractual arrangements with our variable interest entities may result in adverse tax consequences to us;

•	We rely on contractual arrangements with our variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;

•	The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition; and

•	We may lose the ability to use and enjoy assets held by our variable interest entities that are material to the operation of certain portion of our business if the variable interest entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

•	The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval;

•	Adverse changes in political and economic policies or political or social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position;

•	Uncertainties with respect to the PRC legal system could limit legal protections available to you and us;

•	PRC government has significant oversight over the conduct of our business; and

•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Risks Related to the Notes

Risks and uncertainties related to the Notes include, but are not limited to, the following:

•	We are a holding company and payments with respect to the Notes are effectively subordinated to our secured debt and any liabilities of our subsidiaries and our consolidated affiliated entities;

•	Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt;

•	We may not be able to repurchase the Notes upon a Change of Control Triggering Event or a VIE Triggering Event;

•	The insolvency laws of the Cayman Islands and other local insolvency laws may differ from those of another jurisdiction with which the holders of the Notes are familiar; and

•	If we fail to complete the NDRC Post-issuance Filing in connection with the Notes, NDRC may impose penalties or other administrative procedures on us.

RECENT DEVELOPMENTS

On July 2, 2021, we through our subsidiary, Shenzhen Cloud Native Technology Co., Ltd. (“SZ Cloud Native”), entered into a share purchase agreement to acquire 100% of the equity interests in Beijing TenxCloud Technology Co., Ltd. (“BJ TenxCloud”). The purpose of the acquisition is to strengthen our leading position in carrier- and cloud-neutral internet data center services (“IDC Service”).

On October 8, 2021, we held an extraordinary general meeting for the shareholders of 21Vianet Group, Inc. to consider a special resolution to approve the change of name from 21Vianet Group, Inc. to VNET Group, Inc. to promote brand awareness. The proposal of such name change was approved as a special resolution by our shareholders.

On October 15, 2021, we completed redemption of the 2021 Notes. As of the date of this offering memorandum, no 2021 Notes are outstanding.

RECENT REGULATORY DEVELOPMENTS

Cybersecurity and Data Protection

On July 10, 2021, the Cyberspace Administration of China, or the CAC, published the Measures for Cybersecurity Review (Revised Draft for Comments), or the draft measures. The draft measures, among others, stipulate that if a Critical Information Infrastructure Operator, or CIIO, has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. As advised by our PRC legal counsel, the draft measures were released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. The draft measures remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and intend to conduct further equity or debt offerings, such as us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this offering memorandum, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review. See “Risk Factors – Risks Related to Our Business and Industry – Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation. Failure to comply with existing or future laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity. Compliance or failure to comply with such laws could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business.” On August 17, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. See “Risk Factors – Risks Related to Our Business and Industry – Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation. Failure to comply with existing or future laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity. Compliance or failure to comply with such laws could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business.”

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we provide or are deemed to provide network products and services to CIIOs, or we are deemed as a CIIO under the PRC cybersecurity laws and regulations. In such case, we would be required to follow the relevant cybersecurity review procedures, and could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. As of the date of this offering memorandum, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, the Standing Committee of the National People’s Congress of China, or the SCNPC, published the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

Potential China Securities Regulatory Commission Approval Required for This Offering

On July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and the supervision on overseas offerings and listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. Although we have obtained the approval from the NDRC in connection with this offering of the Notes, and plan to file the requisite information and documents with NDRC after the completion of the offering, we cannot assure you we will not be imposed additional requirements relating to approval from the China Securities Regulatory Commission, or the CSRC, or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review. Nor can we be certain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. See “Risk Factors – Risks Related to Doing Business in China – The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” As of the date of this offering memorandum, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC government authorities.

CORPORATE INFORMATION

Our principal executive offices are located at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, the People’s Republic of China. Our telephone number at this address is +86 10-8456-2121. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.21vianet.com. The information contained on our website is not a part of this offering memorandum.

HOLDING COMPANY STRUCTURE

VNET Group, Inc. is a holding company with no operations of its own. We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. Although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our wholly-owned PRC subsidiaries and license and service fees paid by our consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, our wholly-owned PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Our wholly-owned PRC subsidiaries, being foreign-invested enterprises established in China, are required to make appropriations to certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of our wholly-owned PRC subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the wholly-owned PRC subsidiaries.

Our consolidated affiliated entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of our consolidated affiliated entities is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriations to the statutory public welfare fund and the discretionary surplus fund are at the discretion of our consolidated affiliated entities.